UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

6-K Items

1. Interim Unaudited Consolidated Financial Statements of Attunity Ltd and Its Subsidiaries as of June 30, 2006 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: September 29, 2006

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2006

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2006	December 31, 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,931	$1,635
Restricted cash	133	70
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $ 74 and $ 83 at June 30, 2006 and December 31, 2005,
respectively)	2,159	2,308
Other accounts receivable and prepaid expenses	841	1,269
Assets of discontinued operations	60	107

Total current assets	7,124	5,389

LONG-TERM PREPAID EXPENSES	191	175

SEVERANCE PAY FUND	826	705

PROPERTY AND EQUIPMENT, NET	1,011	751

SOFTWARE DEVELOPMENT COSTS, NET	4,311	4,173

GOODWILL	6,047	5,908

DEFERRED CHARGES, NET	319	254

Total assets	$19,829	$17,355

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2006	December 31, 2005
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities of long-term debt	$2,033	$41
Trade payables	574	758
Deferred revenues	3,299	2,440
Employees and payroll accruals	1,066	1,163
Accrued expenses and other liabilities	1,669	1,890
Liabilities of discontinued operations	5	36

Total current liabilities	8,646	6,328

LONG-TERM LIABILITIES:
Convertible debt	875	677
Long-term debt	36	7
Accrued severance pay	1,139	1,043

Total long-term liabilities	2,050	1,727

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 40,000,000 shares at June 30, 2006 and December 31, 2005;
Issued and outstanding: 18,355,768 and 17,259,255 shares at June 30,
2006 and December 31, 2005, respectively	608	584
Additional paid-in capital	95,967	93,355
Accumulated other comprehensive loss	(466)	(512)
Accumulated deficit	(86,976)	(84,127)

Total shareholders' equity	9,133	9,300

Total liabilities and shareholders' equity	$19,829	$17,355

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	Unaudited		Unaudited

Revenues:
Software licenses	$3,821	$4,368	$1,506	$2,110
Maintenance and services	3,307	3,462	1,605	1,861

	7,128	7,830	3,111	3,971

Operating expenses:
Cost of revenues	1,263	1,743	640	826
Research and development, net	1,916	1,184	939	615
Selling and marketing	4,786	4,569	2,343	2,290
General and administrative	1,555	1,131	767	552
Liquidation damages related to January
private placement	-	80	-	80

Total operating expenses	9,520	8,707	4,689	4,363

Operating loss	(2,392)	(877)	(1,578)	(392)

Financial expenses, net	(392)	(380)	(192)	(154)
Other income (expenses)	(2)	(10)	(2)	3

Loss before income taxes	(2,786)	(1,267)	(1,772)	(543)
Taxes on income	63	25	44	12

Loss from continued operations	(2,849)	(1,292)	(1,816)	(555)
Discontinued operations:
Loss on disposal of business	-	(378)	-	(27)

Net loss	$(2,849)	$(1,670)	$(1,816)	$(582)

Basic and diluted net loss per share from
continued operations	$(0.16)	$(0.08)	$(0.10)	$(0.03)

Basic and diluted net loss per share from
discontinued operations, net of income taxes	$(0.00)	$(0.02)	$(0.00)	$(0.00)

Basic and diluted net loss per share	$(0.16)	$(0.10)	$(0.10)	$(0.03)

Weighted average number of shares used in
computing basic and diluted net loss per share	17,854	16,678	18,219	17,087

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

(*) The above items are inclusive of the
following equity-based compensation expenses
resulting under SFAS 123(R):
Equity-based compensation expense included in
"Research and development"	103	-	46	-
Equity-based compensation expense included in
"Selling and marketing"	129	-	72	-
Equity-based compensation expense included in
"General and administrative"	246	-	110	-

	$478	$-	$228	$-

Net basic and diluted equity-based compensation
expense, per share:	$0.03	$-	$0.01	$-

There was no equity-based compensation expense related to employee stock options under SFAS 123(R) in the first and second quarters of fiscal 2005 as the Company did not adopt the recognition provisions of SFAS 123(R) until January 1, 2006.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2005	15,356,740	$539	$89,618	$(148)	$(80,337)		$9,672

Exercise of warrants	673,845	15	1,164	-	-		1,179
Exercise of employee stock options	423,878	10	525	-	-		535
Private placement share issuance,
net	804,792	20	1,981	-	-		2,001
Warrants issued in consideration of
credit line	-	-	67	-	-		67
Other comprehensive loss:
Foreign currency translation
adjustments	-	-	-	(364)	-	$(364)	(364)
Net loss	-	-	-	-	(3,790)	(3,790)	(3,790)

Total comprehensive loss						$(4,154)

Balance as of December 31, 2005	17,259,255	584	93,355	(512)	(84,127)		9,300

Exercise of warrants, net	1,000,000	22	1,725	-	-		1,747
Exercise of employees stock options	96,513	2	145	-	-		147
Stock-based compensation	-	-	478	-	-		478
Warrants issued in consideration of
credit line	-	-	264	-	-		264
Other comprehensive loss:
Foreign currency translation
adjustments	-	-	-	46	-	$46	46
Net loss	-	-	-	-	(2,849)	(2,849)	(2,849)

Total comprehensive loss						$(2,803)

Balance as of June 30, 2006
(unaudited)	18,355,768	$608	$95,967	$(466)	$(86,976)		$9,133

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2006	2005
	Unaudited

Cash flows from operating activities:
Net loss from continued operations	$(2,849)	$(1,292)
Loss from discontinued operations	-	(378)
Adjustments required to reconcile net loss to net cash provided by (used in)
operating activities:
Depreciation	182	170
Stock based compensation	478	-
Amortization of deferred expenses	199	94
Amortization of debt discount	198	198
Amortization of software development costs	536	701
Decrease in accrued severance pay, net	(25)	(26)
Decrease in trade receivables	185	22
Decrease (increase) in other accounts receivable and prepaid expenses	465	(101)
Increase in long-term prepaid expenses	(16)	(50)
Decrease in trade payables	(238)	(195)
Increase in deferred revenues	829	1,590
Increase (decrease) in employees and payroll accruals	(146)	273
Decrease in accrued expenses and other liabilities	(281)	(190)
Capital loss from sale of property and equipment	2	-
Other	-	10

Net cash provided by (used in) operating activities from continued operations
(reconciled from continuing operations)	(481)	826
Net cash provided by (used in) operating activities from discontinued operations
(reconciled from discontinued operations)	16	(478)

Net cash provided by (used in) operating activating	(465)	348

Cash flows from investing activities:
Restricted cash, net	(62)	8
Investment in short-term deposits, net	-	103
Purchase of property and equipment	(453)	(176)
Capitalization of software development costs	(674)	(649)
Proceeds from sale of property and equipment	19	125

Net cash used in investing activities	(1,170)	(589)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	147	475
Proceeds from exercise of warrants	1,747	1,179
Private placement share issuance, net	-	1,844
Receipt of short-term debt	2,043
Repayment of long-term debt	(23)	(60)

Net cash provided by financing activities	3,914	3,438

Foreign currency translation adjustments on cash and cash equivalents	17	(43)

Increase in cash and cash equivalents	2,296	3,154
Cash and cash equivalents at the beginning of the period	1,635	1,602

Cash and cash equivalents at the end of the period	$3,931	$4,756

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2006	2005
	Unaudited

Supplemental disclosure of cash flow activities:

Cash paid during the period for:
Interest	$50	$80

Supplemental disclosure of non-cash investing and financing activities:

Issuance of warrant in consideration of short term loan	$264	$-

Capital lease obligation incurred upon the acquisition of property and equipment	$43	$-

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 1:	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

These financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2005 included in the Company’s Annual Report on Form 20-F.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	For further information, refer to the consolidated financial statements as of December 31, 2005.

c.	Accounting for stock-based compensation:

At June 30, 2006, the company has stock-based employee compensation plans, which are described more fully in Note 3. Prior to January 1, 2006, the company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation. No stock-based employee compensation cost was recognized in the Statement of Operations for the years ended December 31, 2005, nor in the six-month period ended June 30, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the six-month period ended June 30, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result of adopting Statement 123(R) on January 1, 2006, the company’s loss before income taxes and net loss for the six-month period ended June 30, 2006, is $ 478 higher, than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted loss per share for the six-month period ended June 30, 2006 would have been $ (0.13), if the company had not adopted Statement 123(R), compared to reported basic and diluted loss per share of $ (0.16).

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the company’s stock option plans in period presented. For purposes of this pro-forma disclosure, the value of the options is estimated using Black-Scholes method and amortized to expenses over the options’ vesting periods.

Six months ended June 30, 2005
Unaudited

Net loss, as reported	$(1,670)
Add: Stock-based employee compensation included in
reported net loss	-
Deduct: Total stock-based employee compensation expenses
under fair value based methods	(439)

Pro forma net loss	$(2,109)

Basic and diluted net loss per share:
As reported	$(0.10)

Pro forma	$(0.13)

NOTE 3:	–	ACCOUNTING FOR STOCK BASED COMPENSATION

Under the Company’s 1994, 1998, 2001 and 2003 Stock Option Plans (“the Plans”), the Company has granted options to purchase Ordinary shares to key employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company’s Ordinary shares on the date of grant for incentive stock options and 75% of the fair market for non-qualified options. Under the terms of these four plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant. The options generally expire no later than 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 3:	–	ACCOUNTING FOR STOCK BASED COMPENSATION (Cont.)

Under the Plans, 6,100,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become available for future grants. During the six months ended June 30, 2006, the company granted 860,050 options to employees under the 2001 and 2003 option plans.

In conjunction with the adoption of SFAS 123(R), the Company estimates option values using the Black-Scholes method of attributing the value of stock-based compensation to expense using the straight-line method. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term. Expected pre-vesting forfeitures were estimated based on management assessments of expected forfeitures. The expected option term was calculated using the “simplified” method permitted by SAB 107.

The fair value estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for the six months ended June 30, 2006:

Six months ended June 30, 2006
Unaudited

Risk free interest	3.78%
Dividend yields	0%
Volatility	67.9%
Expected life (in years)	4

The following is a summary of the Company’s stock options granted among the various plans:

	Number of options	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	Unaudited

Outstanding at
December 31, 2005	3,552	$1.81
Granted	860	2.03
Exercised	(97)	1.35
Canceled or forfeited	(377)	2.09

Outstanding at June
30, 2006 (unaudited)	3,938	$1.84	5.73	$295

Exercisable at June
30, 2006 (unaudited)	1,886	$2.04	5.24	$283

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 3:	–	ACCOUNTING FOR STOCK BASED COMPENSATION (Cont.)

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the second quarter of fiscal 2006 ($1.52 per share) and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2006. This amount changes based on the fair market value of the Company’s stock.

NOTE 4:	–	MAJOR CUSTOMERS

In the periods of six months ending June 30, 2006 and 2005, the Company had a distributor that accounted for 30.5% and 7.1% of revenues, respectively.

NOTE 5:	–	CREDIT LINE

In June 2004, the Company entered into a loan agreement (“the Agreement”) with Plenus Technologies Ltd. (“the lender”). According to the Agreement, the lender undertook to make available to the Company a revolving credit facility in the aggregate amount of $ 3,000. The Agreement was scheduled to expire in June 2006.

Up to March 27, 2006, the Company had not utilized any of the credit facility.

On March 27, 2006, the Company terminated the Agreement.

The Company signed a new loan agreement (the “New Agreement”), dated May 1, 2006 with the lender according to which the Company borrowed $ 2,000 effective as of March 27, 2006 (the “Effective date”).

The loan amount shall be due and payable, in one installment, on December 31, 2006.

The Company shall pay the lender interest on the principal amount outstanding at an annual rate of 6.5% for the period from the Effective date through June 3, 2006 and an interest at an annual rate of 9.44% for the period from June 4, 2006 through December 31, 2006.

As part of the New Agreement, the lender received a non-forfeitable exercisable warrant to purchase the Company’s Ordinary shares at the following manner:

a.	In the event the Company consummates an equity financing raising at least $ 1,500 on or before December 31, 2006 (“Equity Financing”), the lender shall be entitled to purchase the number of warrant shares equal to twelve percent (12%) of the loan amount divided by the lowest price per share paid by an investor in such equity financing.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 5:	–	CREDIT LINE (Cont.)

b.	In the event that there is no equity financing, the lender shall be entitled to purchase the number of warrant shares equal to twelve percent (12%) of the loan amount divided by $ 2.17.

Since the warrant is non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant in the amount of $ 264 was recorded as deferred charges, and amortized over the term of the loan. The aforementioned fair value was measured according to the Black-Scholes option valuation model with the following assumptions for the period ended June 30, 2006: risk-free interest rate of 4.7%, dividend yield of 0%, expected volatility of the Company’s Ordinary shares of 82.7%, and an expected life of 5 years.

The aforementioned fair value may be adjusted in future periods based on the ultimate amount of shares that will be issued upon exercise of the warrant.

NOTE 6:	–	EQUITY TRANSACTIONS

During February and April, 2006, a group of investors exercised 428,572 and 571,428 warrants, respectively, (all together: 1,000,000 warrants) with an exercise price of $ 1.75 per warrant in consideration of $ 750 and $ 1,000, respectively (all together: $ 1,750).

Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005

Beginning in fiscal 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) on a modified prospective basis, including equity-based compensation expense related to employee stock options. Total equity-based compensation expenses amounted to $0.5 million for the first six months of 2006. As we are using the modified prospective transition method, our prior period financial statements have not been restated to reflect the impact of SFAS 123(R); therefore equity-based compensation expenses are not included in our results of operations for the first six months of 2005. This difference should be noted when comparing our results of operations for these periods.

        Revenues. Total revenues decreased 9.0% to $7.1 million in the first six months of 2006 from $7.8 million in the first six months of 2005. This decrease is mainly attributable to a 12.5% decrease in license revenues, which decreased to $3.8 million in 2006 from $4.4 million in 2005. Maintenance and support revenues, decreased to $3.3 million in 2006 from $3.5 million in 2005.

        Cost of Revenues. Our cost of revenues decreased 27.5% to $1.3 million in the first six months of 2006 from $1.7 million in the first six months of 2005 primarily due to lower amortization of capitalized software development costs and reduction in the professional services operation. In addition the obligation to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry has ended in 2005.

        Research and Development, Net. Total research and development costs, before capitalized software costs, increased 35.7% to $2.5 million in 2006 from $1.8 million in 2005. This increase is primarily due to increase in the number of employees. The increase is also attributed to expenses related to equity-based compensation resulting from the adoption of SFAS 123(R). Equity-based compensation expenses amounted to $0.1 million for the first six months of 2006. Capitalized software developments costs in 2006 were $0.7 million compared to $0.6 million in 2005. As a result of the foregoing, net research and development costs increased 61.8% to $1.9 million in 2006 from $1.2 in 2005.

        Selling and Marketing. Selling and marketing expenses increased by 4.7% to $4.8 million in the first six months of 2006 from $4.6 million in the first six months of 2005. The increase is attributed mainly to expenses related to equity-based compensation resulting from the adoption of SFAS 123(R). Equity-based compensation expenses amounted to $0.1 million for the first six months of 2006.

        General and Administrative. General and administrative expenses increased by 37.5% to $1.6 million in the first six months of 2006 from $1.1 million in the first six months of 2005. This increase is attributed mainly to expenses related to equity-based compensation resulting from the adoption of SFAS 123(R). Equity-based compensation expenses amounted to $0.2 million for the first six months of 2006 and to an increase in legal fees .

        Costs Related to Liquidated Damages. In the first six months of 2005 we recorded charges of $80,000 relating to liquidated damages arising from the delayed effectiveness of a registration statement covering the securities we issued in our January 2005 private placement.

        Operating Loss. Based on the foregoing, we recorded an operating loss of $2.4 million in 2006 compared to an operating income of $0.9 million in 2005.

        Financial Expenses, Net. In the first six months of 2006 and 2005, we had net financial expenses of $0.4 million. These expenses are attributable to amortization of debt discount, amortization of deferred expenses, and interest on the $2 million convertible debt and $2 million short term loan.

        Taxes on Income. Income taxes for 2006 were $63,000 compared with $25,000 in 2005.

        Net Loss from Continued Operations. As a result of the foregoing, we had net loss from continued operations of $2.8 million in the first six months of 2006 compared to a net loss from continued operations of $1.3 million in the first six months of 2005.

        Discontinued Operations. In the first quarter of 2005, we decided to discontinue our non-core consulting operations in France and Israel by selling the operations. We had no net loss or revenue from discontinued operations in the first six months of 2006 compared to a net loss from discontinued operations of $0.4 million in the first six months of 2005.

LIQUIDITY AND CAPITAL RESOURCES

        As of June 30, 2006, we had $4.1 million in cash, cash equivalents and restricted cash. As of June 30, 2006, we had a $2 million short term loan from Plenus Technologies Ltd (“Plenus”) and a $0.1 million capital lease obligations. In addition we had a bank line of credit of approximately $0.1 million, which was unused.

During August and September, 2006 we announced that we entered into definitive agreements for a $6 million private placement of our ordinary shares along with warrants to purchase our ordinary shares.

        Net cash used in operating activities was $0.5 million in the first six months of 2006 compared to $0.3 million of net cash provided by operating activities in the first six months of 2005. Net cash used in investing activities was $1.2 million in 2006 and $0.6 million in 2005, which funds were used primarily for software development costs and purchase of property and equipment. Net cash provided by financing activities was $3.9 million in 2006 primarily from $1.7 million exercise of warrants and from using the $2 million short term loan from Plenus, compared to $3.4 million provided by financing activities in 2005 primarily from issuance of shares in a private placement and exercise of warrants and options.

        Our principal commitments consist of obligations outstanding under operating leases. Our capital expenditures were approximately $453,000 in the six months ended June 30, 2006 and $176,000 in the six months ended June 30, 2005. The majority of our capital expenditures were for computers and software. We currently do not have significant capital spending or purchase commitments.